Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Encana Corporation

Suite 4400, 500 Centre Street S.E.

P.O. Box 2850

Calgary, AB T2P 2S5

2.	Date of Material Change

June 11, 2013

3.	News Release

A news release disclosing the material change was issued through Marketwired on June 11, 2013.

4.	Summary of Material Change

The Board of Directors of Encana Corporation (“Encana”) has appointed Douglas J. Suttles as President & Chief Executive Officer of Encana and a director of the company.

5.	Full Description of Material Change

5.1	Full Description of Material Change:

The Board of Directors of Encana has appointed Douglas J. Suttles as President & Chief Executive Officer of Encana and a director of the company. Mr. Suttles is a seasoned executive, with 30 years of oil and gas experience.

5.2	Disclosure for Restructuring Transactions:

N/A

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

For further information, contact Terrence J. Hopwood, Executive Vice-President & General Counsel by telephone at (403) 645-2000.

9.	Date of Report

June 14, 2013